Exhibit 99.54

23.0           DATE AND SIGNATURE PAGE

23.1           Certificate of Author Fred Barnard

I, Fred Barnard,
1835 Alkire Street
Golden, Colorado 80401 USA

hereby attest that:

a)	I am a Consulting Geologist, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.

b)	I am Professional Geologist # 7432 in good standing in the state of California, USA, a Fellow of the Society of Economic Geologists, and a member of the Geological Society of America.

c)	I graduated from the University of California at Berkeley with a B.A. degree in Geology 1963, and from the University of Colorado at Boulder with a Ph.D. degree in Geology in 1968.

d)
I have practiced my profession as an economic geologist continuously since 1968, having worked on exploration and mining projects, mainly for metallic minerals, including silver, lead, and copper, in more than 40 countries.

e)	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 2 to 16, 18, and 22, and relevant portions of sections  1,  20,  21, and 23  of the report  entitled  “Technical Report,  Galena  Mine Project  , Shoshone County, Idaho, dated 15 April, 2011, and for which the effective date is 31 December, 2010.

g)	I visited the Galena Mine Project on 17 and 18 March, 2011.

h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, U.S. Silver Ltd.

i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.

j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.

k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 15th day of April, 2011
Signed
Fred Barnard, Ph.D.

23.2           Certificate of Author Steve Milne

I, Steve L. Milne, P.E.
1651 Calle El Cid
Tucson, Arizona 85718

hereby attest that:

a)	I am a Consulting Mining Engineer, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.

b)	I am Professional Engineer #25589 in the state of Colorado, in good standing.

c)	I was awarded an E.M. degree in Mining Engineering from the Colorado School of Mines at Golden, Colorado in 1959.

d)
Since 1959  I  have practiced  continuously as  a  mining  engineer,  supervisor,  mine  manager, corporate officer, and consultant for mining firms and other mining consulting firms.  This work has concentrated primarily on underground mines; encompassing a wide variety of underground conditions, metals, reserve evaluations, production rates, mining planning , equipment selection, and cost analyses throughout the world.  I am the author of several publications on subjects relating to the underground mining industry.

e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant  work  experience,  I fulfill the requirements  to  be a  “qualified person” for  the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 17 and 19, and relevant portions of sections 1, 20, 21, and 23 of the report entitled “Technical Report, Galena Mine Project , Shoshone County, Idaho, dated 15 April, 20110, and for which the effective date is 31 December, 2010.

g)	I visited the Galena Mine Project on 17 and 18 March, 2010.

h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, U.S. Silver Ltd.

i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.

j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.

k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 15th day of April, 2011
Signed
Steve L. Milne, P. E.